UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

An announcement regarding connected transaction of formation of project companies of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant on July 1, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: July 5, 2022

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION
FORMATION OF PROJECT COMPANIES

On 30 June 2022, Ji’an Company and Hong Kong Treasury Company entered into the Joint Venture Agreement of Jiangxi Nanchang Jinxian Clean Energy Project. Pursuant to the terms and conditions of the Joint Venture Agreement of Jiangxi Nanchang Jinxian Clean Energy Project, Ji’an Company and Hong Kong Treasury Company will jointly fund the establishment of Jinxian Company. Ji’an Company will contribute RMB504 million, and Hong Kong Treasury Company will contribute the equivalent of RMB216 million in US dollars. After the completion of the Transaction, Ji’an Company will hold 70% of the equity interests in Jinxian Company, while Hong Kong Treasury Company will hold 30% of the equity interests in Jinxian Company.

On 30 June 2022, Ji’an Company and Hong Kong Treasury Company entered into the Joint Venture Agreement of Jiangxi Ji’an Yongxin Clean Energy Project. Pursuant to the terms and conditions of the Joint Venture Agreement of Jiangxi Ji’an Yongxin Clean Energy Project, Ji’an Company and Hong Kong Treasury Company will jointly fund the establishment of Yongxin Company. Ji’an Company will contribute RMB462 million, and Hong Kong Treasury Company will contribute the equivalent of RMB198 million in US dollars. After the completion of the Transaction, Ji’an Company will hold 70% of the equity interests in Yongxin Company, while Hong Kong Treasury Company will hold 30% of the equity interests in Yongxin Company.

On 30 June 2022, Jilin Company and Hong Kong Treasury Company entered into the Joint Venture Agreement of Jilin Clean Energy Company. Pursuant to the terms and conditions of the Joint Venture Agreement of Jilin Clean Energy Company, Jilin Company and Hong Kong Treasury Company will jointly fund the establishment of Jilin Clean Energy Company. Jilin Company will contribute RMB2,100 million and Hong Kong Treasury Company will contribute the equivalent of RMB900 million in US dollars. After the completion of the Transaction, Jilin Company will hold 70% of the equity interests in Jilin Clean Energy Company, while Hong Kong Treasury Company will hold 30% of the equity interests in Jilin Clean Energy Company.

On 30 June 2022, Shanghai Clean Energy Company and Hong Kong Treasury Company entered into the Joint Venture Agreement of Wanshizhen New Energy Project. Pursuant to the terms and conditions of the Joint Venture Agreement of Wanshizhen New Energy Project, Shanghai Clean Energy Company and Hong Kong Treasury Company will jointly fund the establishment of Huashi Company. Shanghai Clean Energy Company will contribute RMB112 million, and Hong Kong Treasury Company will contribute the equivalent of RMB48 million in US dollars. After the completion of the Transaction, Shanghai Clean Energy Company will hold 70% of the equity interests in Huashi Company, while Hong Kong Treasury Company will hold 30% of the equity interests in Huashi Company.

The total investment of the Company in the formation of Project Companies is RMB3,178 million. The consideration for the share of the contribution amount to be borne by Ji’an Company, Jilin Company and Shanghai Clean Energy Company will be paid by the Company. Following completion of the Transaction, the Project Companies will become the connected subsidiaries of the Company and the financial results of each of the Project Companies will be consolidated into the financial statements of the Company.

According to the relevant percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transaction (calculated on an aggregated basis) does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. However, the Transaction (calculated on an aggregated basis) constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Transaction exceeds 0.1% but does not exceed 5% of the applicable percentage ratios (other than the profit ratio) as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Company is only required to comply with the reporting and announcement requirement under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

I.	INTRODUCTION OF THE CONNECTED TRANSACTION

On 30 June 2022, Ji’an Company and Hong Kong Treasury Company entered into the Joint Venture Agreement of Jiangxi Nanchang Jinxian Clean Energy Project. Pursuant to the terms and conditions of the Joint Venture Agreement of Jiangxi Nanchang Jinxian Clean Energy Project, Ji’an Company and Hong Kong Treasury Company will jointly fund the establishment of Jinxian Company. Ji’an Company will contribute RMB504 million, and Hong Kong Treasury Company will contribute the equivalent of RMB216 million in US dollars. After the completion of the Transaction, Ji’an Company will hold 70% of the equity interests in Jinxian Company, while Hong Kong Treasury Company will hold 30% of the equity interests in Jinxian Company.

On 30 June 2022, Ji’an Company and Hong Kong Treasury Company entered into the Joint Venture Agreement of Jiangxi Ji’an Yongxin Clean Energy Project. Pursuant to the terms and conditions of the Joint Venture Agreement of Jiangxi Ji’an Yongxin Clean Energy Project, Ji’an Company and Hong Kong Treasury Company will jointly fund the establishment of Yongxin Company. Ji’an Company will contribute RMB462 million, and Hong Kong Treasury Company will contribute the equivalent of RMB198 million in US dollars. After the completion of the Transaction, Ji’an Company will hold 70% of the equity interests in Yongxin Company, while Hong Kong Treasury Company will hold 30% of the equity interests in Yongxin Company.

On 30 June 2022, Jilin Company and Hong Kong Treasury Company entered into the Joint Venture Agreement of Jilin Clean Energy Company. Pursuant to the terms and conditions of the Joint Venture Agreement of Jilin Clean Energy Company, Jilin Company and Hong Kong Treasury Company will jointly fund the establishment of Jilin Clean Energy Company. Jilin Company will contribute RMB2,100 million and Hong Kong Treasury Company will contribute RMB900 million in US dollars. After the completion of the Transaction, Jilin Company will hold 70% of the equity interests of Jilin Clean Energy Company, while Hong Kong Treasury Company will hold 30% of the equity interests of Jilin Clean Energy Company.

On 30 June 2022, Shanghai Clean Energy Company and Hong Kong Treasury Company entered into the Joint Venture Agreement of Wanshizhen New Energy Project. Pursuant to the terms and conditions of the Joint Venture Agreement of Wanshizhen New Energy Project, Shanghai Clean Energy Company and Hong Kong Treasury Company will jointly fund the establishment of Huashi Company. Shanghai Clean Energy Company will contribute RMB112 million, and Hong Kong Treasury Company will contribute RMB48 million in US dollars. After the completion of the Transaction, Shanghai Clean Energy Company will hold 70% of the equity interests of Huashi Company, while Hong Kong Treasury Company will hold 30% of the equity interests of Huashi Company.

The total investment of the Company in the formation of Project Companies is RMB3,178 million. The consideration for the share of the contribution amount to be borne by Ji’an Company, Jilin Company and Shanghai Clean Energy Company will be paid by the Company. Following completion of the Transaction, the Project Companies will become the connected subsidiaries of the Company and the financial results of each of the Project Companies will be consolidated into the financial statements of the Company.

II.	RELATIONSHIP AMONG THE COMPANY, JI’AN COMPANY, JILIN COMPANY, SHANGHAI CLEAN ENERGY COMPANY AND HONG KONG TREASURY COMPANY

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China. It is one of the largest listed power suppliers in China. As at the date of this announcement, the Company’s controlled generation capacity is 121,118 MW and the equity-based generation capacity is 108,588 MW.

Hong Kong Treasury Company was incorporated in Hong Kong on 5 February 2018 and is a wholly-owned subsidiary of Huaneng Group. Hong Kong Treasury Company is principally engaged in treasury management and investment.

Ji’an Company, a wholly-owned subsidiary of the Company, is principally engaged in power generation, power transmission, power supply (distribution) and water conservancy power generation.

Jilin Company, a wholly-owned subsidiary of the Company, is principally engaged in power (heat) projects; the development, investment, construction, production, operation, inspection, maintenance and sales of new energy projects; the construction and operation of distribution networks; sale and purchase of power; and the development, investment, production and operation of coal-related projects.

Shanghai Clean Energy Company, a wholly-owned subsidiary of the Company, is principally engaged in providing technical services for wind-power generation and solar power generation; the operation and maintenance of photovoltaic power stations and wind-power stations and providing technical services for energy storage.

As of the date of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% interest in the Company. Huaneng Group is a state-owned central enterprise mainly operating in the electricity industry and is supervised by the State-owned Assets Supervision and Administration Commission of the State Council. Huaneng Group also holds a 9.91% direct interest in the Company, a 3.01% indirect interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect interest in the Company through Hong Kong Treasury Company (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.19% indirect interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Hong Kong Treasury Company is a wholly-owned subsidiary of Huaneng Group and in accordance with the relevant provisions of the Hong Kong Listing Rules, Hong Kong Treasury Company is an associate of a connected person of the Company and the Transaction constitutes a connected transaction of the Company.

As of the date of this announcement, the connected relationship between the Company and Hong Kong Treasury Company is illustrated as follows:

*	Huaneng Group, through its wholly-owned subsidiary i.e. Huaneng HK, indirectly holds 100% of Pro-Power Investment while Pro-Power Investment Limited holds a 25% interest in HIPDC. Therefore, Huaneng Group holds a 25% indirect interest in HIPDC.

**	Huaneng Group holds a 9.91% direct interest in the Company, a 3.01% indirect interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect interest in the Company through Hong Kong Treasury Company (a wholly-owned subsidiary of Huaneng Group) and a 0.19% indirect interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group).

III.	MAJOR INFORMATION OF THE CONNECTED TRANSACTION

(1)	Joint Venture Agreement of Jiangxi Nanchang Jinxian Clean Energy Project

The principal terms of the Joint Venture Agreement of Jiangxi Nanchang Jinxian Clean Energy Project are set out as follows:

1.	Date

30 June 2022

2.	Parties

(1)	Ji’an Company

(2)	Hong Kong Treasury Company

3.	Registered capital and shareholdings

The registered capital of Jinxian Company shall be RMB720 million, of which, Ji’an Company will contribute RMB504 million in cash in RMB, representing 70% of the registered capital; and Hong Kong Treasury Company will contribute the equivalent of RMB216 million in cash in US dollars, representing 30% of the registered capital.

The portion of registered capital to be contributed by Hong Kong Treasury Company shall be in US dollars and the RMB shall be converted to US dollars based on the mid-market exchange rate quoted by the People’s Bank of China on the capital contribution date.

4.	Organization structure

Jinxian Company shall establish a board of directors with 5 members, including 3 directors to be appointed by Ji’an Company and 2 directors to be appointed by Hong Kong Treasury Company. The chairman of the board of directors shall be a director recommended by Ji’an Company.

Jinxian Company shall establish a board of supervisors with 3 members, including 1 supervisor to be appointed by Ji’an Company, 1 supervisor to be appointed by Hong Kong Treasury Company, and 1 employee supervisor. The chairman of the board of supervisors shall be a supervisor recommended by Hong Kong Treasury Company.

(2)	Joint Venture Agreement of Jiangxi Ji’an Yongxin Clean Energy Project

The principal terms of the Joint Venture Agreement of Jiangxi Ji’an Yongxin Clean Energy Project are set out as follows:

1.	Date

30 June 2022

2.	Parties

(1)	Ji’an Company

(2)	Hong Kong Treasury Company

3.	Registered capital and shareholdings

The registered capital of Jinxian Company shall be RMB660 million, of which, Ji’an Company will contribute RMB462 million in cash in RMB, representing 70% of the registered capital; and Hong Kong Treasury Company will contribute the equivalent of RMB198 million in cash in US dollars, representing 30% of the registered capital.

The portion of registered capital to be contributed by Hong Kong Treasury Company shall be in US dollars and the RMB shall be converted to US dollars based on the mid-market exchange rate quoted by the People’s Bank of China on the capital contribution date.

4.	Organization structure

Yongxin Company shall establish a board of directors with 5 members, including 3 directors to be appointed by Ji’an Company and 2 directors to be appointed by Hong Kong Treasury Company. The chairman of the board of directors shall be a director recommended by Ji’an Company.

Yongxin Company shall establish a board of supervisors with 3 members, including 1 supervisor to be appointed by Ji’an Company, 1 supervisor to be appointed by Hong Kong Treasury Company, and 1 employee supervisor. The chairman of the board of supervisors shall be a supervisor recommended by Hong Kong Treasury Company.

(3)	Joint Venture Agreement of Jilin Clean Energy Company

The principal terms of the Joint Venture Agreement Jilin Clean Energy Company are set out as follows:

1.	Date

30 June 2022

2.	Parties

(1)	Jilin Company

(2)	Hong Kong Treasury Company

3.	Registered capital and shareholdings

The registered capital of Jilin Clean Energy Company shall be RMB3,000 million, of which, Jilin Company will contribute RMB2,100 million in cash in RMB, representing 70% of the registered capital; and Hong Kong Treasury Company will contribute the equivalent of RMB900 million in cash in US dollars, representing 30% of the registered capital.

The portion of registered capital to be contributed by Hong Kong Treasury Company shall be in US dollars and the RMB shall be converted to US dollars based on the mid-market exchange rate quoted by the People’s Bank of China on the capital contribution date.

4.	Organization structure

Jilin Clean Energy Company shall establish a board of directors with 5 members, including 3 members to be appointed by Jilin Company and 2 members appointed by Hong Kong Treasury Company. The chairman of the board of directors shall be a director recommended by Jilin Company.

Jilin Clean Energy Company shall establish a board of supervisors with 3 members, including 1 supervisor to be appointed by Jilin Company, 1 supervisor to be appointed by Hong Kong Treasury Company, and 1 employee supervisor. The chairman of the board of supervisors shall be a supervisor recommended by Hong Kong Treasury Company.

(4)	Joint Venture Agreement of Wanshizhen New Energy Project

The principal terms of the Joint Venture Agreement of Wanshizhen New Energy Project are set out as follows:

1.	Date

30 June 2022

2.	Parties

(1)	Shanghai Clean Energy Company

(2)	Hong Kong Treasury Company

3.	Registered capital and shareholdings

The registered capital of Huashi Company shall be RMB160 million, of which, Shanghai Clean Energy Company will contribute RMB112 million in cash in RMB, representing 70% of the registered capital; and Hong Kong Treasury Company will contribute the equivalent of RMB48 million in cash in US dollars, representing 30% of the registered capital.

The portion of registered capital to be contributed by Hong Kong Treasury Company shall be in US dollars and the RMB shall be converted to US dollars based on the mid-market exchange rate quoted by the People’s Bank of China on the capital contribution date.

4.	Organization structure

Huashi Company shall establish a board of directors with 5 members, including 3 directors to be appointed by Shanghai Clean Energy Company and 2 directors to be appointed by Hong Kong Treasury Company. The chairman of the board of directors shall be a director recommended by Shanghai Clean Energy Company.

Huashi Company shall establish a board of supervisors with 3 members, including 1 supervisor to be appointed by Shanghai Clean Energy Company, 1 supervisor to be appointed by Hong Kong Treasury Company, and 1 employee supervisor. The chairman of the board of supervisors shall be a supervisor recommended by Hong Kong Treasury Company.

The Joint Venture Agreements shall become effective upon being duly signed by the parties to the Joint Venture Agreements.

IV.	PURPOSE OF THE CONNECTED TRANSACTION AND THE IMPACT ON THE COMPANY

In order to increase the proportion of clean energy installed capacity of the company, optimize the industrial structure, meet the development and construction requirements of the projects, and strive for other project resources in the surrounding areas, Jinxian Company, Yongxin Company, Jilin Clean Energy Company and Huashi Company are planned to be established.

After the completion of the Transaction, Ji’an Company will consolidate the financial statements of Jinxian Company and Yongxin Company, Jilin Company will consolidate the financial statements of Jilin Clean Energy Company, and Shanghai Clean Energy Company will consolidate the financial statements of Huashi Company. The Transaction will not have a significant impact on the financial status of the Company, and there is no situation that prejudices the interests of the Company and its shareholders.

V.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

According to the relevant percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transaction (calculated on an aggregated basis) does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. However, the Transaction (calculated on an aggregated basis) constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Transaction exceeds 0.1% but does not exceed 5% of the applicable percentage ratios (other than the profit ratio) as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Company is only required to comply with the reporting and announcement requirement under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

In addition, if the Company executes any of the terms of the Joint Venture Agreements, the Company will, where applicable, execute the same in accordance with the compliance and disclosure requirements of the Hong Kong Listing Rules and other regulations.

VI.	PROCEDURAL MATTER RELATING TO THE TRANSACTION

On 30 June 2022, the 24th meeting of the tenth session of the board of Directors of the Company has considered and approved the resolution regarding the Transaction. According to the SSE Listing Rules and the Hong Kong Listing Rules, Messrs. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei and Teng Yu, all being Directors of the Company having related relationship, abstained from voting on the resolution relating to the Transaction.

The Board of the Company (including the independent non-executive Directors) is of the view that the Joint Venture Agreements were entered into: (1) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); (2) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole; and (3) in the ordinary and usual course of business of the Company.

VII.	DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules
“Company”	Huaneng Power International, Inc.
“connected subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules
“Director(s)”	the director(s) of the Company (including independent non- executive director(s))
“HIPDC”	Huaneng International Power Development Corporation
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Hong Kong Treasury Company”	China Huaneng Group (Hong Kong) Treasury Management Holding Limited
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Hua Neng HK”	China Hua Neng Group Hong Kong Limited
“Huaneng Finance”	China Huaneng Finance Corporation Limited
“Huaneng Group”	China Huaneng Group Co., Ltd.
“Huashi Company”

無錫市華石新能源有限公司 Wuxi Huashi New Energy Co., Ltd.* (provisional name, subject to final approval by the market supervision and management department) to be jointly funded by Shanghai Clean Energy Company and Hong Kong Treasury Company

“Ji’an Company”	Huaneng (Ji’an) New Energy Co., Ltd.
“Jilin Company”	Huaneng Jilin Power Generation Limited Company

“Jilin Clean Energy Company”

華能吉林清潔能源發展有限公司Huaneng (Jilin) Clean Energy Development Co., Ltd.* (provisional name, subject to the final approval of the market supervision and management department) to be jointly funded by Jilin Company and Hong Kong Treasury Company

“Jinxian Company”

華能進賢新能源有限責任公司 Huaneng (Jinxian) New Energy Co., Ltd.* (provisional name, subject to the final approval by the market supervision and management department) to be jointly funded by Ji ‘an Company and Hong Kong Treasury Company

“Joint Venture Agreement(s)”	collectively, the Joint Venture Agreement of Jiangxi Nanchang Jinxian Clean Energy Project, the Joint Venture Agreement of Jiangxi Ji’an Yongxin Clean Energy Project, the Joint Venture Agreement of Jilin Clean Energy Company and the Joint Venture Agreement of Wanshizhen New Energy Project
“Joint Venture Agreement of Jilin Clean Energy Company”	the Joint Venture Agreement of Huaneng (Jilin) Clean Energy Development Co., Ltd. entered into between Jilin Company and Hong Kong Treasury Company
“Joint Venture Agreement of Jiangxi Ji’an Yongxin Clean Energy Project”	the Joint Venture Agreement regarding Jiangxi Ji’an Yongxin Clean Energy Project entered into between Ji’an Company and Hong Kong Treasury Company
“Joint Venture Agreement of Jiangxi Nanchang Jinxian Clean Energy Project”	the Joint Venture Agreement regarding Jiangxi Nanchang Jinxian Clean Energy Project entered into between Ji’an Company and Hong Kong Treasury Company
“Joint Venture Agreement of Wanshizhen New Energy Project”	the Joint Venture Agreement regarding the New Energy Project in Wanshizhen, Yixing City entered into between Shanghai Clean Energy Company and Hong Kong Treasury Company
“PRC” or “China”	the People’s Republic of China
“Pro-Power Investment”	Pro-Power Investment Limited
“Project Company(ies)”	collectively, Jinxian Company, Yongxin Company, Jilin Clean Energy Company and Huashi Company
“RMB”	Renminbi, the lawful currency of the PRC

“SSE Listing Rules”	Rules Governing the Listing of Securities on Shanghai Stock Exchange
“Shanghai Clean Energy Company”	Huaneng (Shanghai) Clean Energy Development Co., Ltd.
“Transaction”	the establishment of Jinxian Company by Ji’an Company and Hong Kong Treasury Company pursuant to the terms and conditions of the Joint Venture Agreement of Jiangxi Nanchang Jinxian Clean Energy Project; the establishment of Yongxin Company by Ji’an Company and Hong Kong Treasury Company pursuant to the terms and conditions of the Joint Venture Agreement of Jiangxi Ji’an Yongxin Clean Energy Project; the establishment of Jilin Clean Energy Company by Jilin Company and Hong Kong Treasury Company pursuant to the terms and conditions of the Joint Venture Agreement of Jilin Clean Energy Company and the establishment of Huashi Company by Shanghai Clean Energy Company and Hong Kong Treasury Company pursuant to the terms and conditions of the Joint Venture Agreement of Wanshizhen New Energy Project
“Yongxin Company”

華能永新新能源有限責任公司Huaneng (Yongxin) New Energy Co., Ltd.* (provisional name, subject to the final approval of the market supervision and management department) to be jointly funded by Ji‘an Company and Hong Kong Treasury Company

“US dollar(s)”	the U.S. dollars, the lawful currency of the United States

*       For information only

By order of the Board

Huaneng Power International, Inc.

Huang Chaoquan

Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

1 July 2022